Statement to Accompany
Response to Securities and Exchange Commission
Comment Letter
     Southwest Bancorp, Inc. (the “Company”) provides this statement in connection with its response of even date herewith to the comments communicated by letter dated October 27, 2009, from staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended March 31, 2009 (the “filings”).
     As requested by the Commission in the referenced comment letter, the Company hereby acknowledges the following:
     1. The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
     2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SOUTHWEST BANCORP, INC.

By:	/s/ Rick Green Rick Green
President and Chief Executive Officer

Date: November 23, 2009

By	/s/ Kerby E. Crowell Kerby E. Crowell
Executive Vice President, Chief Financial Officer and Secretary

Date: November 23, 2009

James I. Lundy, III
Attorney at law

1701 Pennsylvania Avenue, nw
Suite 300
Washington, DC 20006
(202) 349-7130
(202) 318-4623

JILundyIII@Verizon.net

November 23, 2009
-Via EDGAR and Facsimile-
Mr. John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549-4720

Re:	Southwest Bancorp, Inc.
Stillwater, Oklahoma
Form 10-K for December 31, 2008
Form 10-Q for March 31, 2009
Definitive Proxy Statement filed March 17, 2009
File Nos. 0-23064; 001-34110
Dear Mr. Nolan:
          This letter includes the responses of Southwest Bancorp, Inc., Stillwater, Oklahoma (“Southwest”), to the staff’s comments communicated by letter dated October 27, 2009 (the “Comment Letter”). I have spoken with Mr. John Spitz, Staff Accountant regarding the timing of this response, and the efforts of my client to make changes responsive to those comments in its Quarterly Report on Form 10-Q filed on November 6, 2009.
          I serve as special legal counsel to Southwest, and, in preparing this letter, have relied upon factual information, information regarding accounting principles, and statements of intention provided by its management. The text of each of the comments numbered 1 (a) through (d) has been reproduced below, followed by Southwest’s response. The customary written acknowledgment by Southwest is enclosed.
Form 10-Q, filed August 7, 2009
Note 3. Acquisitions, page 8
1)	We note your disclosure relating to your FDIC-assisted transaction with First National Bank of Anthony (FNBA). Please revise your future filings beginning with your Form 10-Q for the period ended September 30, 2009 to address the following:
a)	Present your estimated loss reimbursement from the FDIC as a separate asset on your balance sheet and within loans pursuant to paragraph 39 of SFAS 141(R)

United States Securities and Exchange Commission
November 23, 2009

Response
On the Statements of Financial Condition on page 3 of the 10-Q, loans that are subject to loss share agreements are shown as a separate line item between “Net non-covered loans” and “Net loans receivable” captioned “Covered loans receivable” with the parenthetical disclosure, “includes loss share receivable of $33.3 million”.
Southwest believes that this form of presentation allows the reader to not only understand, from their review of the balance sheet, the amount due from the FDIC, but also the economics of the covered loans, since the FDIC asset is derived from the ultimate “net losses” as defined in the loss sharing agreements and will not represent a net economic loss to Southwest. Southwest believes that this presentation on the face of the balance sheet together with the disclosures about the FDIC agreement, covered vs. non-covered loans, and the disclosures of SOP 03-3, allow the reader to understand the overall economics of the net cash flows surrounding the acquired loans. Please see additional discussion at item (d) below.
(b) Please distinguish between covered loans and non-covered loans on your balance sheet, your MD&A disclosures, and all Guide 3 disclosures.
Response
Please see the response to (a) with respect to the balance sheet. Southwest has distinguished between covered and non-covered loans in the MD&A and Guide 3 disclosures contained in its September 30, 2009 Form 10-Q in all instances where the required information was readily available. Southwest does not have readily available the information to distinguish covered loans in its rate volume tables and average balances, yields and rates tables for the three and nine month periods. Southwest is currently revising its systems to provide such information for future periods, and believes the system revisions will be completed in time for the additional information to be included in our December 31, 2009 Form 10-K. We have noted that this information was not readily available in our Form 10-Q.
(c) Clearly state your accounting policies for determining your allowance for loan losses on covered loans acquired from FNBA. Please refer to SAB Topic 11N.
Response
Please see the additional disclosures within “Note 5: Loans and Other Real Estate” and “Note 6: Allowance for Loan Losses and Reserve for Unfunded Loan Commitments” beginning on page 12 of the September 30, 2009 Form 10-Q. As of September 30, 2009 no allowance related to the covered loans had been recorded. In accordance with SOP 03-3 the loans were recorded at fair value which includes an estimate of projected losses. Subsequent decreases in the amount expected to be collected will result in a provision for loan losses equal to the portion of the loss retained by the bank and an increase in the estimated FDIC reimbursement equal to the portion of the loss reimbursable by the FDIC. The allowance for loan losses is a reserve established through a provision for loan losses charged to operations.

United States Securities and Exchange Commission
November 23, 2009

(d) Please ensure you have included all of the required SOP 03-03 disclosures relating to these covered loans.
Response
Please see the additional disclosures within “Note 3: Acquisitions” beginning on page 8 of the September 30, 2009 Form 10-Q. Southwest has included tabular disclosure regarding the carrying amounts and accretable yield on the applicable loans for the three and nine month periods.
          Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.
Very truly yours,
/s/ James I. Lundy, III
James I. Lundy, III
Enclosure

cc:	Securities and Exchange Commission
John Spitz, Staff Accountant
Southwest Bancorp, Inc.
Rick Green
President and Chief Executive Officer
Kerby E. Crowell
Executive Vice President and Chief Financial Officer

3